SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)*

         SOURCE MEDIA, INC. (f/k/a HB Communications Acquisition Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   404091100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mr. Edward Grinacoff                      Stephen A. Cohen, Esq.
21st Century Communications Partners,     Morrison Cohen Singer & Weinstein, LLP
L.P.                                      750 Lexington Avenue
767 Fifth Avenue, 45th Floor              New York, New York 10022
New York, New York 10153                  Telephone (212) 735-8600
Telephone (212) 754-8100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 23, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))


                                   - 1 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               2,215,961 shares                                   12.7%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,052,280 shares                                    6.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,215,961 shares                                   12.7%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,052,280 shares                                    6.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,268,241 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           17.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               753,954 shares                                      4.6%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,514,287 shares                                   14.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        753,954 shares                                      4.6%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,514,287 shares                                   14.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,268,241 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           17.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               298,326 shares                                      1.9%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,969,915 shares                                   16.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        298,326 shares                                      1.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,969,915 shares                                   16.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,268,241 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           17.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 4 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael J. Marocco
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               70,453 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        70,453 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,338,694 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 5 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Lewis
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               70,453 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        70,453 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,338,694 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John Kornreich
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               70,453 shares                                       0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        70,453 shares                                       0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,338,694 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harvey Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               123,291 shares                                      0.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        123,291 shares                                      0.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,391,532 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 8 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Andrew Sandler
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               17,612 shares                                       0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        17,612 shares                                       0.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,285,853 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               124,421 shares                                      0.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,590,741 shares                                   19.3%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        124,421 shares                                      0.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,590,741 shares                                   19.3%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,715,162 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           19.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               122,421 shares                                      0.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        122,421 shares                                      0.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,390,662 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 of 20 -

                                 SCHEDULE 13D
CUSIP No. 404091100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               122,421 shares                                      0.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,268,241 shares                                   17.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        122,421 shares                                      0.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,268,241 shares                                   17.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,390,662 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                           18.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 12 of 20 -

      This statement, dated June 23, 1995, constitutes Amendment No. 2 to the
Schedule 13D, dated March 24, 1995, regarding the reporting persons' ownership of certain securities of Source Media, Inc. (formerly known as HB Communications Acquisition Corp.) (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer.

            (a) Common Stock, $0.001 par value per share (CUSIP No. 404091100).

            (b) Common Stock Purchase Warrant ("Warrant"), expiring on May 19, 2000, entitling the holder thereof to purchase one share of Common Stock at $3.72 per share, exercisable as of May 19, 1995 (as adjusted upon the consummation of the merger described in Item 3).

            (c) Stock Purchase Rights, expiring on September 1, 1995, entitling the holder thereof to purchase one share of Common Stock at $3.87 per share ("1995 Rights"), Stock Purchase Rights, expiring on September 1, 1996, entitling the holder thereof to purchase one share of Common Stock at $4.02 per share ("1996 Rights"), Stock Purchase Rights, expiring on September 1, 1997, entitling the holder thereof to purchase one share of Common Stock at $4.17 per share ("1997 Rights") (the 1995 Rights, the 1996 Rights and the 1997 Rights are, collectively, the "Rights").

            (d) Source Media, Inc.
                8140 Walnut Hill Lane
                Suite 1000
                Dallas, Texas 75231

ITEM 2. Identity and Background

      9. (a) Barry Rubenstein, a shareholder, President and director of InfoMedia, a general partner of Woodland Partners, a shareholder and an officer of Dalewood Associates, Inc. ("Dalewood"), the general partner of Dalewood Associates, L.P. ("Dalewood LP"), and a member of the Advisory Committee of the Issuer.


                                  - 13 of 20 -

ITEM 3. Source and Amount of Funds or Other Consideration.

            The Common Stock of the Issuer, which was previously known as HB Communications Acquisition Corp. ("HBAC"), reported in the Schedule was beneficially owned as of June 23, 1995, upon consummation of the merger (the "Merger") of IT Acquisition Corp., a Texas corporation ("ITAC") and wholly owned subsidiary of the Issuer, with and into IT Network, Inc. ("IT"), which resulted in IT becoming a wholly owned subsidiary of the Issuer, pursuant to an Agreement of Merger, dated march 15, 1995 (the "Merger Agreement"), by and among HBAC, ITAC and IT.

            Upon consummation of the Merger, 21st Century became the beneficial owner of 2,215,961 shares of Common Stock. The number of shares beneficially owned by 21st Century included 1,271,898 warrants which may be converted into shares of Common Stock on a share-for-share basis and Rights to acquire 488,958 shares of Common Stock. In addition, an aggregate of 1,052,280 shares of Common Stock are owned by T-E and Foreign (including shares issuable upon the exercise of warrants and Rights). Upon the consummation of the Merger, Mr. Harvey Sandler became the direct beneficial owner of an additional 123,291 shares of Common Stock (including shares issuable upon the exercise of warrants and Rights), Mr. Andrew Sandler became the direct beneficial owner of an additional 17,612 shares of Common Stock (including shares issuable upon the exercise of warrants and Rights), and Mr. Michael Marocco, Mr. John Kornreich and Mr. Barry Lewis are each became the beneficial owner of an additional 70,453 shares of Common Stock (including shares issuable upon the exercise of warrants and Rights).

            Prior to the merger, the funds to acquire the shares of capital stock of IT and HBAC were obtained from funds drawn on each of T-E's, Foreign's and 21st Century's existing lines of credit, which funds are to be repaid from capital contributions from the general and limited partners of each of 21st Century, T-E and Foreign, respectively.

            Prior to the merger, the funds for the acquisition of the shares of Common Stock owned directly by Mr. Harvey Sandler came from his personal account. The funds for the acquisition of the securities of the Issuer owned directly by the other individual reporting persons came from their respective personal funds and/or other funds.

            The amount of funds used in acquiring the shares of Common Stock, the Warrants and the Rights are set forth below:


                                  - 14 of 20 -

            Name                                Amount of Consideration
            ----                                -----------------------
            21st Century                              $  1,763,560
            T-E                                       $    600,030
            Foreign                                   $    237,416
            Michael J. Marocco                        $     65,400
            Barry Lewis                               $     65,400
            John Kornreich                            $     65,400
            Harvey Sandler                            $    114,452
            Andrew Sandler                            $     16,348
            Barry Rubenstein                          $    140,500
            Irwin Lieber                              $    132,377
            Barry Fingerhut                           $    132,377

ITEM 4. Purpose of Transaction.

            The Reporting Persons acquired their shares for the purposes of investment.

            The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 15,661,863 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1995) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 23, 1995:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned(1)   Beneficially Owned1
----                             -------------------     -------------------
21st Century Communications          3,268,241(2)               17.9%
Partners, L.P.
21st Century Communications T-E      3,268,241(3)               17.9%

----------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants and the Rights.

(2) Includes 455,105 shares of Common Stock, 1,271,898 shares of Common Stock issuable upon the exercise of the Warrants and 488,958 shares of Common Stock issuable upon the exercise of the Rights. 21st Century disclaims beneficial ownership of 753,954 shares of Common Stock owned by T-E and 298,326 shares of Common Stock owned by Foreign.

(3) Includes 154,844 shares of Common Stock, 432,748 shares of Common Stock issuable upon the exercise of the Warrants and 166,362 shares of Common Stock issuable upon the exercise of the Rights. T-E disclaims beneficial ownership of 2,215,961 shares of Common Stock owned by 21st Century and 298,326 shares of Common Stock owned by Foreign.


                                  - 15 of 20 -

Partners, L.P.
21st Century Communications Foreign  3,268,241(4)               17.9%
Partners, L.P.
Michael J. Marocco                   3,338,694(5)               18.2%
Barry Lewis                          3,338,694(5)               18.2%
John Kornreich                       3,338,694(5)               18.2%
Harvey Sandler                       3,391,532(5)               18.5%
Andrew Sandler                       3,285,853(5)               18.0%
Barry Rubenstein                     3,715,162(5),(6)           19.9%
Irwin Lieber                         3,390,662(5)               18.5%
Barry Fingerhut                      3,390,662(5)               18.5%

            (b) By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Michael J. Marocco has sole power to vote and to dispose of 70,453 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Barry Lewis has sole power to vote and to dispose of 70,453 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. John Kornreich has sole power to vote and to dispose of 70,453 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Harvey Sandler has sole

----------
(4) Includes 61,270 shares of Common Stock, 171,229 shares of Common Stock issuable upon the exercise of the Warrants and 65,827 shares of Common Stock issuable upon the exercise of the Rights. Foreign disclaims beneficial ownership of 2,215,961 shares of Common Stock owned by 21st Century and 753,954 shares of Common Stock owned by T-E.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

(6) Includes 53,750 shares of Common Stock issuable upon a warrant owned by Woodland Partners and 268,750 shares of Common Stock issuable upon a warrant owned by Dalewood LP.


                                  - 16 of 20 -
power to vote and to dispose of 123,291 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Andrew Sandler has sole power to vote and to dispose of 17,612 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia and Dalewood, and a general partner of Woodland Partners, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 3,590,741 shares of Common Stock, representing approximately 19.3% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 124,421 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 122,421 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

                  By virtue of being a shareholder, officer and director of InfoMedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 3,268,241 shares of Common Stock, representing approximately 17.9% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 122,421 shares of Common Stock (which includes shares of Common Stock issuable upon the exercise of the Rights and the Warrants).

            (c) Except for the transactions described in Item 3, there were no transactions in the Rights, the Warrants or shares of Common Stock of the Issuer by the persons identified in Item 2 of the Schedule effected from April 24, 1995 to June 23, 1995.


                                  - 17 of 20 -

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Other than the Merger Agreement described in Item 3 and the Stock Purchase and Rights Agreement, there are no contracts, arrangements, understandings or relations with respect to the securities of the Issuer among 21st Century, T-E, Foreign, their respective general partners, executive officers and directors or between any of such person and any other person which are required to be described under Item 6 of Schedule 13D.

            Each of the reporting persons entered into a lock-up agreement with GKN Securities Corp. ("GKN"), pursuant to which the reporting persons have agreed not to sell, assign, transfer or otherwise dispose of certain shares of Common Stock of the Issuer for 1 year without the prior approval of GKN and the consent of the Board of Directors of IT.


                                  - 18 of 20 -

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 12, 1997


                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner

                                     By: /s/Harvey Sandler
                                         --------------------------------------
                                         Name:
                                         Title:


                         21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner

                                     By: /s/Harvey Sandler
                                         --------------------------------------
                                         Name:
                                         Title:


                         21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                         By: Sandler Investment Partners, L.P., general partner
                             By: Sandler Capital Management, general partner
                                 By: ARH Corp., general partner

                                     By: /s/Harvey Sandler
                                         --------------------------------------
                                         Name:
                                         Title:


                                  - 19 of 20 -

                                  /s/ Michael J. Marocco
                                      --------------------------------
                                      Michael J. Marocco, Individually


                                  /s/ Barry Lewis
                                      --------------------------------
                                      Barry Lewis, Individually


                                  /s/ John Kornreich
                                      --------------------------------
                                      John Kornreich, Individually


                                  /s/ Harvey Sandler
                                      --------------------------------
                                      Harvey Sandler, Individually


                                  /s/ Andrew Sandler
                                      --------------------------------
                                      Andrew Sandler, Individually


                                  /s/ Barry Rubenstein
                                      --------------------------------
                                      Barry Rubenstein, Individually


                                  /s/ Irwin Lieber
                                      --------------------------------
                                      Irwin Lieber, Individually


                                  /s/ Barry Fingerhut
                                      --------------------------------
                                      Barry Fingerhut, Individually


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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